Exhibit 3.1

AMENDMENT TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
PETRA ACQUISITION, INC.

October 8, 2021

Petra Acquisition, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Petra Acquisition, Inc.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on November 20, 2019. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on May 11,2020. The Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on October 7, 2020.

2. This Amendment to the Second Amended and Restated Certificate amends the Second Amended and Restated Certificate.

3. This Amendment to the Second Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. The text of Paragraph F of Article SIXTH is hereby amended and restated to read in full as follows:

“F. In the event that the Corporation does not consummate a Business Combination by November 13, 2021, or, if the Corporation shall, in its sole discretion determine, December13, 2021, or, if the Corporation shall, in its sole discretion determine, January 13, 2022 (or, in each case if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open, the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon, less any interest for income or franchise taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law.”

IN WITNESS WHEREOF, Petra Acquisition, Inc. has caused this Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

PETRA ACQUISITION, INC.

By:	/s/ Andreas Typaldos
Name:	Andreas Typaldos
Title:	Chief Executive Officer